Message to Shareholders..................................................    1
Selected Consolidated Financial Data.....................................    2
Management's Discussion and Analysis.....................................    3
Report of Independent Auditors...........................................   15
Consolidated Statements of Condition.....................................   16
Consolidated Statements of Income........................................   17
Consolidated Statements of Changes in
     Retained Income.....................................................   18
Consolidated Statements of Cash Flows....................................   19
Notes to Consolidated Financial Statements...............................   20
Directors and Officers...................................................   29
Shareholder Information..................................................   31

================================================================================

     Citizens Bancorp (the "Holding Company" and together with the Bank, as defined below, the "Company") is an Indiana corporation organized in June, 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Citizens Savings Bank of Frankfort ("Citizens" or the "Bank") in connection with the Bank's conversion from mutual to stock form. The Holding Company became the Bank's holding company on September 18, 1997; therefore, all historical financial and other data contained for periods prior to September 18, 1997 herein relate solely to the Bank while historical financial and other data contained herein for the period after September 18, 1997 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Bank.

     The Bank is a federal savings bank which conducts its business from a full-service office located in Frankfort. The Bank offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Bank's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Clinton County. The Bank also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, and installment loans. The Bank derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

TO OUR SHAREHOLDERS:

         On behalf of the Board of Directors, it is my pleasure to present the 1997 Fiscal Year Report of Citizens Bancorp and its subsidiary, Citizens Savings Bank of Frankfort, Indiana. The past twelve months have been a particularly exciting time for all of us. On April 9, 1997, our Board of Directors adopted a Plan of Conversion pursuant to which Citizens Savings Bank converted from a federal mutual savings bank to a federal stock savings bank and became a wholly-owned subsidiary of Citizens Bancorp. Under the Plan of Conversion, we sold 1,058,000 shares of Citizens Bancorp common stock to our depositors at $10 per share. The shares of common stock began trading on the OTC Electronic Bulletin Board on September 18, 1997.

         The enclosed audited financial statements set forth our results of operations for the fiscal year ended June 30, 1997. During that period, our total consolidated assets increased $2.2 million, or 4.8%, to $46.4 million, our net loans increased $4.0 million, or 11.8%, to $39.1 million, our interest bearing deposits increased $755,000, or 2.1%, to $35.6 million and our capital increased $371,000, or 7.0%, to $5.7 million. For the fiscal year, our Return on Assets was 0.8% and our Return on Equity was 6.8%. At June 30, 1997, our Capital to Assets ratio was 12.3%.

         Our net income of $371,000 in fiscal year 1997 was negatively impacted by a $127,000 after-tax charge related to recapitalization of the Savings Association Insurance Fund ("SAIF") and by a loss of approximately $60,000 from our sale of $2.9 million in investment securities. We chose to sell the securities and use the proceeds to pay down advances from the Federal Home Loan Bank of Indianapolis in order to increase Citizens' overall liquidity. Excluding the SAIF assessment and the loss on the sale of investments, our net income for 1997 would have exceeded 1996 net income by $55,000, or 11.5%. The positive result from the recapitalization of the SAIF is that Citizens' future deposit insurance premiums will be significantly reduced.

         Considering everything we encountered in the last 12 months, we are very pleased with our performance. We received the Bauer Financial Reports "Five Star Superior" rating for the 35th consecutive quarter and the Sheshunoff "Highest Rated Bank" designation. We also received a rating of "Outstanding" from the Office of Thrift Supervision for our lending practices, our volunteer activity and our commitment to our community. This success is the direct result of our dedicated Board of Directors, Officers and Staff working together to serve our customers' needs in a courteous and professional manner. I sincerely thank each of them for their continuing loyalty and dedication.

         The Management and the Board of Directors want to thank you for your business, your support and your confidence in Citizens Savings Bank. We encourage you to recommend Citizens to your friends, neighbors and associates, and we look forward to serving you with the same professional service that has marked our performance for the last 81 years.


                                    Sincerely,


                                    /s/ Fred W. Carter
                                    Fred W. Carter
                                    President
                                    Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                         CITIZENS BANCORP AND SUBSIDIARY


                                                                               At  June 30,
                                                        1997         1996         1995         1994         1993
                                                      -------       -------      -------      -------       -------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................   $46,353       $44,235      $39,727      $38,523       $34,460
Loans receivable, net (1)..........................    38,435        34,391       29,275       26,141        23,436
Cash on hand and in other institutions (2).........     4,125         3,308        4,310        7,210         6,962
Investment securities available for sale...........       161         3,003        2,832        2,677         1,652
Cash surrender value of life insurance contract....     1,076         1,035          991          943           885
FHLB advances......................................     4,000         3,000        1,500          ---           ---
Deposits...........................................    36,355        35,600       33,175       34,037        30,136
Retained income....................................     5,691         5,320        4,841        4,435         4,154
Unrealized loss on investment securities
   available for sale..............................       ---           (51)         (49)         (50)          ---

                                                                            Year Ended  June 30,
                                                       1997          1996         1995         1994         1993
                                                      -------       -------      -------      -------       -------
Summary of Selected Consolidated Operating Data:
Total interest income..............................    $3,509        $3,186       $2,742       $2,424        $2,563
Total interest expense.............................     1,814         1,653        1,370        1,273         1,423
                                                      -------       -------      -------      -------       -------
   Net interest income.............................     1,695         1,533        1,372        1,151         1,140
Provision for loan losses..........................        83            80           32           12            19
                                                      -------       -------      -------      -------       -------
   Net interest income after
     provision for loan losses.....................     1,612         1,453        1,340        1,139         1,121
Other income:
   Fees and service charges........................       138           152          151          120            97
   Other...........................................        21            94           70           77           139
                                                      -------       -------      -------      -------       -------
     Total other income............................       159           246          221          197           236
Other expense:
   Salaries and employee benefits..................       485           415          387          331           319
   Occupancy expense...............................       114           118          109          105           102
   Data processing expense.........................       108           101          105           98            94
   Federal insurance premiums......................       259            77           75           71            66
   Other...........................................       251           256          248          258           237
                                                      -------       -------      -------      -------       -------
   Total  other expense............................     1,217           967          924          863           818
                                                      -------       -------      -------      -------       -------
Income before income taxes.........................       554           732          637          473           539
Income taxes.......................................       183           253          231          166           207
                                                      -------       -------      -------      -------       -------
Income before cumulative effect of
   change in accounting principle..................       371           479          406          307           332
Cumulative effect of change in
   accounting for income taxes.....................       ---           ---          ---          (26)          ---
   Net income......................................   $   371       $   479      $   406     $    281        $  332
                                                      =======       =======      =======     ========        ======

Table continued on following page

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                   CITIZENS BANCORP AND SUBSIDIARY (continued)

                                                                             Year Ended  June 30,
                                                           1997         1996         1995         1994         1993
                                                         -------       -------      -------      -------       -------
Supplemental Data:
Interest rate spread during period.................         3.75%         3.75%        3.69%        3.14%         3.29%
Net yield on interest-earning assets (3)...........         4.02          3.99         3.92         3.38          3.56
Return on assets (4)...............................          .82          1.15         1.07          .77           .94
Return on equity (5)...............................         6.81          9.52         8.89         6.58          8.30
Equity to assets (6)...............................        12.28         11.91        12.06        11.38         12.05
Average interest-earning assets to average
   interest-bearing liabilities....................       106.31        105.61       105.84       106.54        106.20
Non-performing assets to total assets (6)..........          .74           .50          .35          .61          1.02
Allowance for loan losses to total loans
   outstanding (6).................................          .55           .40          .16          .19           .16
Allowance for loan losses to
   non-performing loans (6)........................        61.57         62.51        33.19        20.89         10.92
Net (charge-offs) recoveries to average
   total loans outstanding ........................         (.03)          .04         (.12)        (.004)        (.03)
Other expenses to  average assets (7)..............         2.67          2.32         2.44         2.38          2.33
Number of full service offices (6).................         1             1            1            1             1

(1) Net of allowance for loan losses, deferred fees and escrow.

(2) Includes certificates of deposit in other financial institutions.

(3) Net interest income divided by average interest-earning assets.

(4) Net income divided by average total assets.

(5) Net income divided by average total equity.

(6) At end of period.

(7) Other expenses divided by average total assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Holding Company was incorporated for the purpose of owning all of the outstanding shares of Citizens. As a result, the discussion that follows focuses on Citizens' financial condition and results of operations prior to September 18, 1997, the date of the Conversion. The following discussion and analysis of the financial condition as of June 30, 1997 and Citizens' results of operations for periods prior to that date should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Holding Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Holding Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

          1.   Management's determination of the amount of loan loss allowance;

          2.   The effect of changes in interest rates;

          3.   Changes in deposit insurance premiums; and

          4. Proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts.

Asset/Liability Management

         Citizens is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management believes it is critical to manage the relationship between interest rates and the effect on net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Citizens manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         Interest risk exposure is monitored monthly by an Asset/Liability Management Committee which considers various factors such as current local and national economic conditions and interest rate outlook as well as Citizens' loan and deposit demand, pricing and maturity structure. This Committee periodically updates Citizens' interest rate risk strategy which primarily involves modifying asset/liability terms and mix as considered appropriate. An increased emphasis on consumer loans, which generally have shorter terms to maturity than residential mortgage loans, in addition to an increase in the volume of adjustable-rate loans, including multi-family and non-residential mortgage loans and home equity lines of credit, have been the major strategies for asset management. Citizens has also attempted to lengthen the average maturity of its liabilities by offering special rates on longer term certificates of deposit. Long term advances from the FHLB of Indianapolis are also an available source of funds which could help Citizens with future liability management.

      The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Citizens does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

      Presented below, as of June 30, 1997, is an analysis performed by the OTS of Citizens' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At June 30, 1997, 2% of the present value of Citizens' assets was approximately $961,000. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.1 million at June 30, 1997, Citizens would have been required to deduct $64,000 from its total capital available to calculate its risk based capital requirement if Citizens had been subject to the OTS' reporting requirements under this methodology. Citizens' exposure to interest rate risk results from the concentration of fixed rate mortgage loans in its portfolio.

                                                                                                     NPV as % of
                                                                                                    Present Value
      Change                                Net Portfolio Value                                       of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                                 (Dollars in thousands)
    + 400 bp*                $4,933             $(2,387)                (33)%                 11.02%           (422)  bp
    + 300 bp                  5,588              (1,732)                (24)%                 12.24%           (300)  bp
    + 200 bp                  6,232              (1,088)                (15)%                 13.40%           (184)  bp
    + 100 bp                  6,827                (493)                 (7)%                 14.43%            (81)  bp
        0 bp                  7,320                 ---               --- %                   15.24%            ---   bp
    - 100 bp                  7,575                 255                   3%                  15.61%             37   bp
    - 200 bp                  7,504                 184                   3%                  15.40%             16   bp
    - 300 bp                  7,424                 104                   1%                  15.18%             (6)  bp
    - 400 bp                  7,543                 223                   3%                  15.30%              6   bp

*  Basis points.

      As with any method of measuring interest rate risk, the methods of analysis presented above have certain shortcomings. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Average Balances and Interest Rates and Yields

         The following tables present at the fiscal years ended June 30, 1997, 1996 and 1995, the average daily balances of each category of Citizens' interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

                      AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                    Year Ended June 30,
                                               1997                        1996                          1995
                                    Average             Average   Average           Average    Average            Average
                                    Balance  Interest Yield/Cost  Balance Interest Yield/Cost  Balance Interest Yield/Cost
                                    -------  -------- ----------  ------- -------- ----------  ------- -------- ----------
                                                                  (Dollars in thousands)
Interest-earning assets:
   Interest-bearing deposits.......$ 3,446   $   179     5.21% $  3,109  $   182     5.85%  $  3,713   $   181      4.89%
   FHLB stock......................    332        26     7.84       332       26     7.91        332        23      7.06
   Investment securities
     available for sale (1)........  1,527        94     6.14     3,001      174     5.81      2,832       154      5.43
   Loans receivable (2)............ 36,843     3,210     8.71    31,980    2,804     8.77     28,121     2,384      8.48
     Total interest-earning assets. 42,148     3,509     8.33    38,422    3,186     8.29     34,998     2,742      7.84
                                    ------     -----            -------    -----            --------     -----
Interest-bearing liabilities:
   Deposits........................ 36,436     1,641     4.50    34,456    1,539     4.47     32,605     1,341      4.12
                                    ======     =====            =======    =====            ========     =====
   FHLB advances...................  3,212       173     5.41     1,923      114     5.94        462        29      6.24
                                    ------     -----            -------    -----            --------     -----
     Total interest-bearing
      liabilities.................. 39,648     1,814     4.58    36,379    1,653     4.54     33,067     1,370      4.15
                                   -------     -----            -------    -----            --------     -----
Net interest-earning assets........$ 2,500                      $ 2,043                     $  1,931
                                   =======                      =======                     ========
Net interest income................           $1,695                      $1,533                        $1,372
                                              ======                      ======                        ======
Interest rate spread (3)...........                      3.75%                       3.75%                          3.69%
                                                         ====                        ====                           ====
Net yield on weighted average
   interest-earning assets (4).....                      4.02%                       3.99%                          3.92%
                                                         ====                        ====                           ====
Average interest-earning assets
   to average interest
   -bearing liabilities............ 106.31%                      105.61%                      105.84%
                                    ======                       ======                       ======

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2) Total loans less loans in process. Average balances include non-accrual loans.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         Citizens' results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Citizens' net interest income is determined by the interest rate spread between the yields it earns on interest-earning assets and the rates paid on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth the weighted average effective interest rate that Citizens earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods and as of the dates shown. Average balances are based on average monthly balances. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                                    Year Ended June 30,
                                                       1997                1996               1995
                                                       ----                ----               ----
Weighted average interest rate earned on:
   Interest-bearing deposits.....................      5.21%                5.85%             4.89%
   FHLB stock....................................      7.84                 7.91              7.06
   Investment securities.........................      6.14                 5.81              5.43
   Loans receivable..............................      8.71                 8.77              8.48
     Total interest-earning assets...............      8.33                 8.29              7.84
Weighted average interest rate cost of:
   Deposits......................................      4.50                 4.47              4.12
   FHLB advances.................................      5.41                 5.94              6.24
     Total interest-bearing liabilities..........      4.58                 4.54              4.15
Interest rate spread (1).........................      3.75%                3.75%             3.69%
                                                       ====                 ====              ====
Net yield on weighted average
   interest-earning assets (2)...................      4.02%                3.99%             3.92%
                                                       ====                 ====              ====

(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Citizens' interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                                        Increase (Decrease) in Net Interest Income
                                                                                                                 Total
                                                                    Due to                Due to                  Net
                                                                     Rate                 Volume                Change
                                                                   -------                -------                  ----
                                                                                      (In thousands)
Year ended June 30, 1997 compared
to year ended June 30, 1996
   Interest-earning assets:
     Interest-bearing deposits..................................     $ (21)                $   19                $   (2)
     FHLB stock.................................................        (1)                   ---                    (1)
     Investment securities......................................        10                    (90)                  (80)
     Loans receivable...........................................       (19)                   425                   406
                                                                   -------                   ----                  ----
       Total....................................................       (31)                   354                   323
                                                                   -------                   ----                  ----
   Interest-bearing liabilities:
     Deposits...................................................        10                     92                   102
     FHLB advances..............................................       (11)                    70                    59
                                                                   -------                   ----                  ----
       Total....................................................        (1)                   162                   161
                                                                   -------                   ----                  ----
   Net change in net interest income............................   $   (30)                  $192                  $162
                                                                   =======                   ====                  ====
Year ended June 30, 1996 compared
to year ended June 30, 1995
   Interest-earning assets:
     Interest-bearing deposits..................................    $   32                 $  (32)              $   ---
     FHLB stock.................................................         3                    ---                     3
     Investment securities......................................        11                     10                    21
     Loans receivable...........................................        84                    336                   420
                                                                   -------                   ----                  ----
       Total....................................................       130                    314                   444
                                                                   -------                   ----                  ----
   Interest-bearing liabilities:
     Deposits...................................................       118                     79                   197
     FHLB advances..............................................        (2)                    87                    85
                                                                   -------                   ----                  ----
       Total....................................................       116                    166                   282
                                                                   -------                   ----                  ----
   Net change in net interest income............................    $   14                  $ 148                 $ 162
                                                                   =======                  =====                 =====
Year ended June 30, 1995 compared
to year ended June 30, 1994
   Interest-earning assets:
     Interest-bearing deposits..................................    $   60                 $ (130)               $  (70)
     FHLB stock.................................................         4                    ---                     4
     Investment securities......................................        29                     17                    46
     Loans receivable...........................................        38                    300                   338
                                                                   -------                   ----                  ----
       Total....................................................       131                    187                   318
                                                                   -------                   ----                  ----
   Interest-bearing liabilities:
     Deposits...................................................        42                     27                    69
     FHLB advances..............................................       ---                     28                    28
                                                                   -------                   ----                  ----
       Total....................................................        42                     55                    97
                                                                   -------                   ----                  ----
   Net change in net interest income............................    $   89                 $  132                 $ 221
                                                                   =======                  =====                 =====

Financial Condition at June 30, 1997 Compared to Financial Condition at June 30, 1996

      Citizens' total consolidated assets increased by $2.2 million, or 4.8%, to $46.4 million at June 30, 1997 from $44.2 million at June 30, 1996. Net loans receivable increased $4.0 million, or 11.8%, while investment securities decreased $2.8 million and FHLB advances increased $1.0 million. Citizens funded the increased loans primarily with the increase in interest-bearing deposits of $755,000, the sale of investment securities and with the additional FHLB advance. Capital increased $371,000, or 7.0%, to $5.7 million in 1997 from $5.3 million in 1996.

Financial Condition at June 30, 1996 Compared to Financial Condition at June 30, 1995

      Total consolidated assets increased by $4.5 million, or 11.4%, to $44.2 million at June 30, 1996 from $39.7 million at June 30, 1995. The increase in assets for the period was primarily attributable to the growth in Citizens' loan portfolio of $5.1 million. This increase in loan volume was primarily due to increased loan demand generated by economic growth in Citizens' market area, and a more aggressive loan origination program. Loan growth was funded mainly from an increase in deposits of approximately $2.4 million and an increase in Federal Home Loan Bank advances of $1.5 million.

      The increase in the loan portfolio was comprised primarily of mortgage loans which increased approximately $4.0 million.

Comparison of Operating Results For Years Ended June 30, 1997 and 1996

      Net Income. Net income decreased $108,000, or 22.5%, to $371,000 in 1997 from $479,000 for 1996. This decrease primarily resulted from Citizens' recognition of the one-time, non-recurring SAIF special assessment in the amount of $211,000, ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000. Citizens chose to sell the investment in order to use the proceeds to pay down FHLB advances and to increase overall liquidity. These expenses were offset by an increase of $162,000 in net interest income to $1.7 million for 1997 from $1.5 million for 1996. Excluding the SAIF assessment and the loss on the sale of investments, net income would have increased $55,000, or 11.5%, to $534,000 for the twelve months ended June 30, 1997 from $479,000 in 1996.

      Net Interest Income. Net interest income increased $162,000, or 10.6%, to $1.7 million in 1997 from $1.5 million in 1996. This increase primarily resulted from the growth in net loans receivable of $4.0 million, or 11.6%, to $38.4 million in 1997 from $34.4 million in 1996.

      Provisions for Loan Losses. Provisions for loan losses for 1997 and 1996 were $83,000 and $80,000, respectively. Citizens increased its provision for 1997 to recognize the increase in consumer loan losses being experienced by financial institutions nationally, regionally and locally as well as the risks associated with individually large multi-family and nonresidential real estate loans. Citizens had no chargeoffs in fiscal year 1996 and experienced $12,000 in recoveries. Citizens had chargeoffs of $12,000 in fiscal year 1997 and its allowance for loan loss as of June 30, 1997 was $212,000.

      Other Income. Other income decreased approximately $87,000, or 35.4%, in 1997 as compared to 1996. This decrease resulted from the sale of an investment security at a loss of approximately $60,000, a decrease in fees and service charges and decreases in other miscellaneous income.

      Other Expense. Other expenses increased $250,000 or 25.9% to $1.2 million in 1997 from $967,000 in 1996. The increase was primarily attributable to an increase of $47,000 in salaries and benefits, an increase of $196,000 in SAIF insurance premiums and a $9,000 increase in occupancy expense relating to the installation of new computers, a "Loan Doc Prep" software package and a Local Area Network (LAN).

      Income Tax Expense. Income tax expense decreased $70,000, or 27.7%, to $183,000 in 1997 from $253,000 in 1996. The decrease resulted primarily from Citizens reduced profits in 1997 caused by recognition of the one-time, non-recurring SAIF special assessment in the amount of $211,000 ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000.

Comparison of Operating Results For Fiscal Years Ended June 30, 1996 and 1995

      Net Income. Net income increased $73,000, or 18.0%, to $479,000 for 1996 from $406,000 for 1995. The increase was primarily due to the increase in the size of Citizens' loan portfolio and the increase in its net interest income.

      Net Interest Income. Net interest income increased $161,000, or 11.7%, to $1.5 million in 1996 from $1.4 million in 1995. This increase was due primarily to the growth of average interest earning assets to $38.4 million in 1996 from $35.0 million in 1995. In addition, Citizens' interest rate spread increased to 3.75% in 1996 from 3.7% in 1995 and net interest margin increased to 4.0% in 1996 from 3.9% in 1995.

      The increase in average interest-earning assets of $3.4 million reflects an increase of $3.9 million in average loans, an increase in investments of $169,000 and a decrease in interest-bearing deposits of $604,000.

      Interest rate spread and net interest margin increased in 1996 compared to 1995. This was due to the increase in the yield on average interest-earning assets to 8.3% in 1996 from 7.8% in 1995, while interest-bearing liabilities increased to 4.5% in 1996 from 4.2% in 1995.

      The yield on average interest-earning assets increased in 1996 due to an increase in the yield of both loans and investments. Generally positive economic conditions resulted in sustained loan demand, which resulted in an increase in the yield on average interest-earning assets.

      The increase in the cost of average interest-bearing liabilities was due primarily to increases in the cost of interest-bearing deposits, to 4.5% in 1996 from 4.1% in 1995. This was partially offset by the decrease in the cost of short-term borrowings to 5.9% in 1996 from 6.2% in 1995.

      Provisions for Loan Losses. Provisions for loan losses for 1996 and 1995 were $80,000 and $32,000, respectively. The increase of $48,000 in 1996 was made to increase Citizens' allowance commensurate with an increase in residential mortgage, construction and consumer lending and the inherent risk associated with each type of lending. Citizens did not charge off any amounts during 1996 and experienced a $12,000 recovery during that period. The $37,000 charge off in 1995 was partially offset by a $2,000 recovery.
Allowances   for  loan  loss  for  1996  and  1995  were  $138,000  and  $46,000 respectively.

      Other Income. Other income increased approximately $25,000, or 11.3%, in 1996 as compared to 1995. This increase was primarily the result of a profit of $24,000 in 1996 from Citizens Loan and Service Corporation ("CLSC"), Citizens' wholly-owned service corporation.

      Other Expense. Other expense increased $43,000, or 4.7%, to $967,000 in 1996 from $924,000 in 1995. The increase was primarily attributable to an increase of $28,000 in salaries and benefits, primarily due to hiring an additional loan officer, and a $9,000 increase in occupancy expense in connection with the installation of new computers, a "Loan Doc Prep" software package and a Local Area Network ("LAN").

     Income Tax Expense. Income tax expense increased $22,000, or 9.5%, to $253,000 in 1996 from $231,000 in 1995. The increase was the result of the increased net income earned in 1996.

Liquidity and Capital Resources

      Citizens' primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

      Citizens' primary investing activity is the origination of loans. During the years ended June 30, 1997, 1996 and 1995, it originated total loans in the amounts of $17.5 million, $15.4 million and $11.4 million, respectively. Citizens purchased loans totaling $64,000 in the fiscal year ended June 30, 1996. Loan principal repayments totaled $13.3 million, $10.3 million and $8.3 million during the respective periods.

      During the years ended June 30, 1997, 1996, and 1995, Citizens purchased securities in the amounts of $65,000, $169,000 and $154,000, respectively. Citizens did not receive any proceeds for the sale of securities during 1996 or 1995. During the year ended June 30, 1997, however, Citizens sold approximately $2.9 million of securities for a loss of approximately $60,000.

      Citizens had outstanding loan commitments of $592,000 and unused lines of credit of approximately $2.5 million at June 30, 1997. The unused lines represent available borrowings under existing home equity lines of credit. Citizens anticipates that it will have sufficient funds from loan repayments and from its ability to borrow additional funds from the FHLB of Indianapolis to meet its current commitments. Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled $13.3 million. Management believes that a significant portion of such deposits will remain with Citizens based upon historical deposit flow data and Citizens' competitive pricing in its market area.

      Liquidity management is both a daily and long-term function of Citizens' management strategy. In the event that Citizens should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances. Citizens had outstanding FHLB advances in the amount of $4.0 million at June 30, 1997.

      The following is a summary of Citizens' cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Citizens experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended June 30, 1997.

                                                                                Year Ended June 30,
                                                             1997                      1996                       1995
                                                           -------                    -------                   -------
                                                                                  (In thousands)
Operating activities.............................             $266                   $    518                  $    494
Investing activities:
   Purchases of
     investment securities.......................              (65)                      (169)                     (154)
   Sales of investment securities................            2,932                        ---                       ---
   Principal collected on loans..................           13,251                     10,279                     8,263
   Loans originated..............................          (17,474)                   (15,419)                  (11,434)
   Loans sold....................................               91                        ---                       ---
   Loans purchased...............................              ---                        (64)                      ---
   Change in land held
     for development.............................               77                         (3)                     (682)
   Purchases of equipment........................              (16)                       (69)                      (25)
                                                           -------                    -------                   -------
Total from investing activities..................           (1,204)                    (5,445)                   (4,032)
Financing activities:
   Increase/(decrease) in NOW,
     MMDA and passbook deposits..................              305                        460                    (1,991)
   Increase in certificates
     of deposit..................................              450                      1,965                     1,129
   Advances from FHLB............................           14,500                      4,500                     6,000
   Payments to FHLB..............................          (13,500)                    (3,000)                   (4,500)
                                                           -------                    -------                   -------
Total from financing activities..................            1,755                      3,925                       638
                                                           -------                    -------                   -------
Net increase/(decrease) in cash
   and cash equivalents..........................             $817                    $(1,002)                  $(2,900)
                                                           =======                    =======                   =======

         Federal law requires that savings associations maintain an average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S.
government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS recently amended its regulation that implements this statutory liquidity requirement to reduce the amount of liquid assets a savings association must hold from 5% of net withdrawable accounts and short-term borrowings to 4%. The OTS also eliminated the requirement that savings associations maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings. The revised OTS rule also permits savings associations to calculate compliance with the liquidity requirement based upon their average daily balance of liquid assets during each quarter rather than during each month, as was required under the prior rule. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of June 30, 1997, Citizens had liquid assets of $2.6 million, and a regulatory liquidity ratio of 6.7%.

      Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At June 30, 1997, Citizens' tangible capital ratio was 10.3%, its core capital ratio was 10.3%, and its risk-based capital to risk-weighted assets ratio was 18.1%. Therefore, at June 30, 1997, Citizens' capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Citizens' capital ratios as of June 30, 1997:

                              At June 30, 1997
                              OTS Requirement          Citizens' Capital Level
                           % of                     % of                      Amount
Capital Standard          Assets        Amount    Assets(1)     Amount       of Excess
----------------          ------        ------    ---------     ------       ---------
                                                   (Dollars in thousands)
Tangible capital.........   1.5%        $  683     10.3%        $4,698         $4,015
Core capital (2).........   3.0          1,365     10.3          4,698          3,333
Risk-based capital.......   8.0          2,174     18.1          4,910          2,736

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the OCC for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. Citizens expects to be in compliance with such new requirements.

     As of June 30, 1997, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Citizens' liquidity, capital resources or results of operations.

Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Citizens' primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Citizens' performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of Citizens' assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that Citizens has made. Management is unable to determine the extent, if any, to which properties securing Citizens' loans have appreciated in dollar value due to inflation.

Current Accounting Issues

      In November 1993, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 93-6, "Employer's Accounting for Employee Stock Ownership Plans." The SOP, among other things, changed the measure of compensation expense recorded by employers from the cost of employee stock ownership plan shares allocated to employees during the period to the fair value of employee stock ownership plan shares allocated. Assuming the acquisition of shares of stock by the ESOP, the application of SOP 93-6 is likely to result in fluctuations in compensation expense due to changes in the fair value of the stock.

      In October, 1995, the FASB issued SFAS No. 123 entitled "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting and disclosing the amount of stock-based compensation paid to employees. Historically, Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" has measured compensation cost using the method based on the award's intrinsic value. Those electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and, when presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The disclosure provisions of SFAS No. 123 have been adopted by Citizens. Management does not believe that adoption of SFAS No. 123 disclosure provisions will have a material adverse effect on Citizens' consolidated financial position or results of operations.

      In June, 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 superseded portions of SFAS No. 122. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations and transfers of receivables with recourse. An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract. A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor. SFAS No. 125 is effective for applicable transactions occurring after December 31, 1996, and is to be applied prospectively. Retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on Citizens' financial position or results of operations.

                         Report of Independent Auditors


Board of Directors
Citizens Savings Bank of Frankfort


We have audited the accompanying consolidated statements of condition of Citizens Savings Bank of Frankfort and subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income and changes in retained income and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Savings Bank of Frankfort and subsidiary at June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
August 22, 1997

                CITIZENS SAVINGS BANK OF FRANKFORT AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION


                                                                          June 30,
                                                               1997                        1996
                                                            -------------------------------------
Assets
Cash on hand and in other institutions                      $    861,360             $    655,488
Interest-bearing deposits                                      3,263,687                2,652,686
Investment securities available for sale                         160,995                3,003,242
Stock in Federal Home Loan Bank of Indianapolis                  331,600                  331,600
Loans receivable, net                                         38,435,416               34,391,405
Land held for development                                        995,908                1,072,800
Cash surrender value of life insurance contract                1,075,840                1,034,553
Property and equipment                                           578,343                  603,464
Other assets                                                     650,161                  490,058
                                                            -------------------------------------
Total assets                                                 $46,353,310              $44,235,296
                                                            =====================================

Liabilities and Retained Income
Deposits                                                     $36,355,213              $35,600,140
Federal Home Loan Bank advances                                4,000,000                3,000,000
Other liabilities                                                307,303                  366,157
                                                            -------------------------------------
Total liabilities                                             40,662,516               38,966,297

Retained income - substantially restricted                     5,690,794                5,319,852
Unrealized loss on investment securities available
for sale, net of tax                                                ---                   (50,853)
                                                            -------------------------------------
                                                               5,690,794                5,268,999
                                                            -------------------------------------
Total liabilities and retained income                        $46,353,310              $44,235,296
                                                            =====================================

See accompanying notes.

                CITIZENS SAVINGS BANK OF FRANKFORT AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                    Years ended June 30,
                                                      1997                  1996                  1995
                                                    ------------------------------------------------------
Interest income:
Interest on loans                                   $3,210,018            $2,803,774            $2,383,591
     Other interest income                             299,370               382,453               358,661
                                                    ------------------------------------------------------
                                                     3,509,388             3,186,227             2,742,252
Interest expense:
Interest on deposits                                 1,640,868             1,538,886             1,341,925
     Interest on borrowings                            173,668               114,253                28,812
                                                    ------------------------------------------------------
                                                     1,814,536             1,653,139             1,370,737
                                                    ------------------------------------------------------
Net interest income                                  1,694,852             1,533,088             1,371,515
Provision for loan losses                               83,000                80,000                32,000
                                                    ------------------------------------------------------
Net interest income after provision
for loan losses                                      1,611,852             1,453,088             1,339,515
Other income:
Fees and service charges                               138,342               152,379               151,726
     Loss on sale of investments                       (60,243)                  ---                  ---
     Other                                              80,733                94,097                69,731
                                                    ------------------------------------------------------
                                                       158,832               246,476               221,457
Other expense:
Salaries and employee benefits                         485,151               414,730               387,245
     Occupancy expense                                 114,449               117,967               109,842
     Data processing expense                           107,764               101,675               104,619
     Federal insurance premium                         258,685                76,868                75,078
     Other                                             250,468               256,137               247,470
                                                    ------------------------------------------------------
                                                     1,216,517               967,377               924,254
                                                    ------------------------------------------------------
Income before income taxes                             554,167               732,187               636,718

Income taxes                                           183,225               253,257               230,549
                                                    ------------------------------------------------------
Net income                                          $  370,942            $  478,930            $  406,169
                                                    ======================================================

See accompanying notes.

                CITIZENS SAVINGS BANK OF FRANKFORT AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED INCOME


                                                                       Unrealized Loss on
                                             Retained Income         Investment Securities
                                              Substantially           Available for Sale,      Total Retained
                                                Restricted                 Net of Tax               Income
                                             ----------------------------------------------------------------
Balance as of June 30, 1994                      $4,434,753                $ (49,697)             $4,385,056
Net income                                          406,169                      ---                 406,169
Net change in unrealized loss on
   investment securities available
   for sale, net of tax                                ---                       735                     735
                                             ----------------------------------------------------------------
Balance as of June 30, 1995                       4,840,922                  (48,962)              4,791,960
Net income                                          478,930                      ---                 478,930
Net change in unrealized loss on
   investment securities available
   for sale, net of tax                                ---                    (1,891)                 (1,891)
                                             ----------------------------------------------------------------
Balance as of June 30, 1996                       5,319,852                  (50,853)              5,268,999
Net income                                          370,942                      ---                 370,942
Net change in unrealized loss on
   investment securities available for
   sale, net of tax                                    ---                    50,853                  50,853
                                             ----------------------------------------------------------------
Balance as of June 30, 1997                      $5,690,794                    $ ---              $5,690,794
                                             ================================================================

See accompanying notes.

                CITIZENS SAVINGS BANK OF FRANKFORT AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Years ended June 30,
                                                                    1997                  1996                  1995
                                                             ----------------------------------------------------------
Operating activities
Net income                                                    $     370,942          $    478,930           $   406,169
Adjustments to reconcile net income to net
cash provided by operating activities:
     Loss on sale of investments                                     60,243                   ---                  ---
     Provision for loan losses                                       83,000                80,000                32,000
     Depreciation and amortization                                   45,587                48,055                39,148
     Deferred federal income tax credit                             (76,326)              (74,473)              (21,753)
     Increase in other assets and cash surrender
         value of life insurance contract                          (158,418)             (140,525)              (78,522)
     Increase (decrease) in other liabilities                       (58,854)              126,311               116,650
                                                             ----------------------------------------------------------
Net cash provided by operating activities                           266,174               518,298               493,692

Investing activities
Purchases of investment securities                                  (65,481)             (169,304)             (153,930)
Proceeds from sale of investment securities                       2,931,693                   ---                  ---
Principal collected on loans                                     13,251,130            10,279,567             8,262,649
Loans originated                                                (17,473,565)          (15,419,000)          (11,433,731)
Loans purchased                                                        ---                (64,000)                  ---
Proceeds from sale of loans                                          91,455                   ---                   ---
(Increase) decrease in land held for development                     76,892                (3,342)             (681,907)
Purchases of equipment                                              (16,498)              (69,117)              (24,516)
                                                             ----------------------------------------------------------
Net cash used by investing activities                            (1,204,374)           (5,445,196)           (4,031,435)

Financing activities
Increase (decrease) in NOW, MMDA and
passbook deposits                                                   304,545               460,126            (1,990,873)
Increase in certificates of deposit                                 450,528             1,965,007             1,128,535
Advances from Federal Home Loan Bank                             14,500,000             4,500,000             6,000,000
Payments to Federal Home Loan Bank                              (13,500,000)           (3,000,000)           (4,500,000)
                                                             ----------------------------------------------------------
Net cash provided by financing activities                         1,755,073             3,925,133               637,662
                                                             ----------------------------------------------------------
Increase (decrease) in cash and cash equivalents                    816,873            (1,001,765)           (2,900,081)

Cash and cash equivalents at beginning of year                    3,308,174             4,309,939             7,210,020
                                                             ----------------------------------------------------------
Cash and cash equivalents at end of year                       $  4,125,047          $  3,308,174          $  4,309,939
                                                             ==========================================================

See accompanying notes.

1. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Savings Bank ("Bank") of Frankfort, Indiana, and its wholly owned subsidiary, Citizens Loan and Service Corporation ("Service Corp."). The Bank operates as a traditional savings bank in Clinton County. The Service Corp. develops land for residential housing. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing deposits. Interest-bearing deposits are available on demand.

Investment Securities

At June 30, 1997 and 1996, investment securities, which consist of equity interests in pooled investment trusts, are classified as available-for-sale and carried at fair value with the unrealized loss as a separate component of equity, net of tax. At June 30, 1997, 1996, and 1995, the cost basis of investment securities was $160,995, $3,087,450 and $2,913,124, respectively and the gross unrealized loss was $0, $84,208, and $81,077 respectively. Gains and losses on the sale of these securities are based on the specific cost of the individual security being sold.

Management determines the appropriate classification of investment securities at the time of purchase. Securities classified as held to maturity are those which management has the positive intent and ability to hold until the scheduled maturity. Securities classified as held to maturity are stated at amortized cost. Securities classified as available for sale are those which may be sold for liquidity purposes, or other reasons, prior to reaching scheduled maturity.

Stock in Federal Home Loan Bank of Indianapolis

Stock in the Federal Home Loan Bank of Indianapolis is stated at cost and the amount of stock held is determined by regulation.

Loans Receivable

The Bank has a first mortgage lien on all property securing loans classified as residential and commercial real estate mortgage loans. Further, a portion of certain mortgage loan balances is insured by private or government guaranty insurance policies. Interest income is computed monthly based upon the principal amount of the loans outstanding. The Bank discontinues the accrual of interest on loans when, in management's opinion, the collection of all or a portion of interest has become doubtful. Mortgage loans are placed on non-accrual status when they become 90 days delinquent. When a loan is placed on nonaccrual, the Bank charges all previously accrued and unpaid interest against income. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of yield over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

In 1995, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures" ("SFAS 118"), an amendment to SFAS 114, were adopted. Any allowance for loan losses related to troubled loans identified for evaluation in accordance with SFAS 114 is based on estimated discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Consumer loans and one-to-four family residential loans are collectively evaluated for impairment as homogeneous loan groups which are outside the scope of SFAS 114. Under SFAS 118, no interest income on loans determined to be impaired is accrued. Interest income on such loans is recognized only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on results of operations in 1997, 1996 or 1995.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives (5 to 40 years) of the related assets.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse . The effect of a tax rate change is recognized in income in the period of enactment.

Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain elements of the 1996 and 1995 consolidated financial statements have been reclassified to conform with the 1997 presentation herein.

2. Loans Receivable

Loans receivable consist of the following:

                                  June 30,
                         ----------------------------
                            1997              1996
                         -----------      -----------
Real estate
   mortgage loans:
   One-to-four family
     residential         $29,887,850      $26,239,965
   Commercial              2,375,245        2,290,739
Construction loans         1,419,800          870,000
Installment loans          5,475,168        5,358,258
Loans secured
   by deposits               193,111           62,559
                         -----------      -----------
                          39,351,174       34,821,521
Less:
   Allowance for
     loan losses             211,635          138,606
   Deferred loan fees        101,140           94,665
   Undisbursed portion
     of loan proceeds        602,983          196,845
                         -----------      -----------
                             915,758          430,116
                         -----------      -----------
                         $38,435,416      $34,391,405
                         ===========      ===========

Changes in the allowance for loan losses are as follows:

                                            Year Ended June 30,
                                    1997           1996            1995
                                  --------       --------         --------
Balance at beginning of year      $138,606        $46,416         $ 49,267
     Provision for losses           83,000         80,000           32,000
     Charge-offs                   (11,597)             -          (36,721)
     Recoveries                      1,626         12,190            1,870
                                  --------       --------         --------
Balance at end of year            $211,635       $138,606         $ 46,416
                                  ========       ========         ========

At June 30, 1997 the Bank had loan commitments of approximately $592,000. Of the $592,000 loan commitments, $488,000 are fixed rate commitments at 8.65%.

The Bank's loan portfolio consists primarily of loans originated in its principal market area of Frankfort, Indiana, Clinton County and its contiguous counties. The economy of the Bank's market area primarily includes some diversified industries and agriculture. At June 30, 1997 and June 30, 1996, and for the years then ended, the Bank had no loans considered to be impaired under SFAS 114. Advances from the Federal Home Loan Bank of Indianapolis are secured by a floating lien on the Bank's one-to-four family residential mortgage loans (see Note 7).

3. Loans to Related Parties

The Bank has granted loans to certain of its directors, officers and their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $2,211,000 and $1,644,000 at June 30, 1997 and 1996, respectively. During the year ended June 30, 1997, related party loans were increased $890,000 by loan advances and reduced $323,000 by loan repayments. During 1996, related party loans were increased $535,000 by loan advances and reduced $416,000 by loan repayments.

4. Land Held for Development

The Bank, through its Service Corp., has been developing approximately 59 acres of land for a three phase residential housing addition in Frankfort, Indiana. In January 1992, the Bank received regulatory approval of a plan to develop this land. During the years ended June 30, 1997, 1996, and 1995, approximately $68,000, $240,000, and $654,000 was expended to create the infrastructure for the development and provide further improvements to the first and second phase of the project. During the years ended June 30, 1997 and 1996 approximately $166,000 and $270,000 respectively, was received from the sale of lots in the development resulting in gains from sale of these lots of $17,000 and $33,000, respectively. The Service Corp. owns an additional 45 acres of land for future development.

5. Property and Equipment

Property and equipment consists of the following:

                                   June 30,
                              1997             1996
                            --------         --------
Land                        $137,307         $137,307
Office building              647,154          647,154
Furniture, fixtures
   and equipment             255,327          295,158
                           ---------        ---------
                           1,039,788        1,079,619
Less accumulated
   depreciation              461,445          476,155
                            --------         --------
                            $578,343         $603,464
                            ========         ========

6. Deposits

Deposits consist of the following:

                                   June 30,
                           1997              1996
Type                      Amount            Amount
                         -----------      -----------
Savings accounts:
   Fixed rate,
     passbook           $  6,904,561     $  6,698,172
   Variable rate,
     money market          3,354,231        3,252,183
                         -----------      -----------
                          10,258,792        9,950,355
Negotiable order
   of withdrawal
   (NOW) accounts          4,072,240        4,076,132
Certificates              22,024,181       21,573,653
                         -----------      -----------
                         $36,355,213      $35,600,140
                         ===========      ===========

The following table presents interest expense on deposits for the years ended June 30, 1997, 1996 and 1995.

                               Year Ended June 30,
                           1997       1996       1995
                       ---------- ---------- ----------
Fixed rate, passbooks    $216,388   $224,314   $230,077
Variable rate, money
   markets                108,991    107,232    105,566
NOWs 86,551                79,569     84,406
Certificates            1,228,938  1,127,771    921,876
                       ---------- ---------- ----------
Total interest
   on deposits         $1,640,868 $1,538,886 $1,341,925
                       ========== ========== ==========

The average interest rates represent the weighted average interest rates in effect at June 30 of each year. Accrued interest payable, which relates primarily to certificate accounts, totaled $69,000 and $39,000 at June 30, 1997 and 1996, respectively, and is included in other liabilities. Cash paid for interest was $1,611,000, $1,539,000, and $1,341,000 for the years ended June 30,
1997, 1996, and 1995, respectively. Deposit accounts with balances in excess of $100,000 totaled $6,654,000 with a weighted average interest rate of 4.88% as of June 30, 1997. Deposits over $100,000 are not federally insured.

Contractual maturities of certificates of deposit at June 30, 1997 were:

             Certificates
Year ended       over         All other
June 30,       $100,000     Certificates       Total
--------------------------------------------------------
1998           $4,117,330    $9,157,050     $13,274,380
1999              200,000     5,187,390       5,387,390
2000              100,246     1,455,255       1,555,501
2001              200,000       784,608         984,608
2002              111,114       661,012         772,126
Thereafter            ---        50,176          50,176
               ----------   -----------     -----------
               $4,728,690   $17,295,491     $22,024,181
               ==========   ===========     ===========

7. Advances from Federal Home Loan Bank of Indianapolis

Advances from the Federal Home Loan Bank of Indianapolis totaling $4,000,000 at June 30, 1997 bear fixed and variable interest rates and are due at various dates through October 1998. The Bank is required to maintain eligible loans in its portfolio of at least 170% of outstanding advances as collateral for advances from the Federal Home Loan Bank of Indianapolis. Advances outstanding as of June 30, 1997 are scheduled to mature as follows:

Year ended June 30,                   Amount
-----------------------------------------------
         1998                        $3,000,000
         1999                         1,000,000

The following table presents certain information relating to advances at or for the years ended June 30, 1997, 1996 and 1995.

                                 Year Ended June 30,
                            1997        1996         1995
                         ------------------------------------
FHLB Advances:
Outstanding at
     end of period       $4,000,000   $3,000,000   $1,500,000
Average balance
     outstanding for
     period               3,212,000    1,923,000      462,000
Maximum amount
     outstanding at
     any month-end
     during the
     period:              5,000,000    3,000,000    1,500,000
Weighted average
     interest rate
     during the
     period                    5.41%        5.94%      6.24%
   Weighted average
     interest rate at
     end of period             6.51         5.82       5.87

8.  Income Taxes

Income tax expense is summarized as follows:

                               Year Ended June 30,
                           1997       1996       1995
                         --------   --------   --------
Federal:
   Current               $204,275   $255,830   $196,285
   Deferred               (62,054)   (58,491)   (17,119)
                         --------   --------   --------
                          142,221    197,339    179,166
State:
   Current                 55,276     71,900     56,017
   Deferred               (14,272)   (15,982)    (4,634)
                         --------   --------   --------
                           41,004     55,918     51,383
                         --------   --------   --------
Income tax expense       $183,225   $253,257   $230,549
                         ========   ========   ========

Federal income taxes vary from the amount computed using the corporate statutory rate due principally to income on the cash surrender value of a life insurance policy (see Note 10).

The reconciliation of income tax computed at the federal statutory rate to the Bank's effective income tax is as follows:

                               Year Ended June 30,
                           1997       1996       1995
                          ----------------------------
Tax rate of federal
   statutory rate          34.0%      34.0%      34.0%
State franchise tax,
   net of federal benefit   4.9        5.0        5.3
Income on cash surrender
   value of life insurance
   policy                  (7.5)      (5.9)      (5.0)
Other                       1.7        1.5        1.9
                           ----       ----       ----
Effective tax rate         33.1%      34.6%      36.2%
                           ====       ====       ====

The components of the Bank's net deferred tax asset included in other assets as of June 30 are as follows:

                           1997        1996       1995
                         --------   --------   --------
Deferred tax assets:
Deferred loan
     origination fees    $124,563   $118,904  $ 111,442
   Unrealized loss
     on investment            ---     35,698     34,458
Officer supplemental
     retirement plan       99,263     67,681     38,347
   Allowance for
     loan losses           89,945     58,908     19,727
Other                      21,484     15,621      7,747
                         --------   --------   --------
                          335,255    296,812    211,721
Deferred tax liabilities:
FHLB stock dividend       (27,132)   (27,132)   (27,132)
Deferred loan
     origination costs    (81,579)   (78,680)   (74,826)
   Percentage bad
     debt deduction       (49,107)   (58,915)   (58,915)
   Other                  (15,669)   (13,116)    (7,592)
                         --------   --------   --------
                         (173,487)  (177,843)  (168,465)
                         --------   --------   --------
     Net deferred
       tax asset         $161,768   $118,969    $43,256
                         ========   ========    =======

The Bank and its wholly owned subsidiary file a consolidated federal income tax return. The Bank paid $431,009, $248,646 and $168,539 of federal and state income taxes in 1997, 1996 and 1995, respectively.

9. Retained Income

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes that the Bank meets all capital adequacy requirements to which it is subject.

Pursuant to the Financial Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA), as implemented by a rule promulgated by the Office of Thrift Supervision ("OTS"), savings institutions must meet three separate minimum capital-to-assets requirements: (i) a risk-based capital requirement of 8% of risk-weighted assets, (ii) a leverage ratio of 3% core capital to total assets and (iii) a tangible capital requirement of 1.5% tangible core capital to total assets. The following table summarizes, the Bank's capital requirements under FIRREA and its actual capital and capital ratios at June 30.

                      Capital Requirements                   Actual Capital                  Amount
                        %                $                 %                $               of Excess
                     -----------------------------------------------------------------------------------
June 30, 1997:
   Risk-based         8.0%           $2,174,000              18.1%       $4,910,000          $2,736,000
   Leverage           3.0             1,365,000              10.3         4,698,000           3,333,000
   Tangible           1.5               683,000              10.3         4,698,000           4,015,000

June 30 1996:
   Risk-based         8.0%           $2,072,000              16.8%       $4,343,000          $2,271,000
   Leverage           3.0             1,298,000               9.7         4,204,000           2,906,000
   Tangible           1.5               649,000               9.7         4,204,000           3,555,000

At June 30, 1997 and 1996, the Bank had approximately $993,000 and $1,070,000, respectively, invested in its Service Corp., which invests in land held for development. Since enactment of FIRREA, regulatory capital rules require a reduction of regulatory capital for such an investment. The amount of regulatory capital reduction was 100% as of June 30, 1997 and 1996. The reductions were partially offset by non-withdrawable deposits includable in regulatory capital of $0 and $5,000 at June 30, 1997 and 1996 respectively.

Pursuant to the Federal Deposit Insurance Corporation Improvement Act Prompt Corrective Action regulations, for all periods presented, the Office of Thrift Supervision categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain a total risk-based capital (as defined) ratio of 10%, a Tier 1 risk-based capital (as defined) ratio of 6%, and a Tier 1 leverage (as defined) ratio of 5%. The Bank's ratios were as follows:

                                Capital Requirements          Actual Capital
                                 %              $             %              $
                              ------------------------------------------------------
As of June 30, 1997:
   Risk-based                  10.0%        $2,717,000      18.1%         $4,910,000
   Tier I risk-based            6.0          1,630,000      17.3           4,698,000
   Tier I leverage              5.0          2,276,000      10.3           4,698,000

As of June 30 1996:
   Risk-based                  10.0%        $2,590,000      16.8%         $4,343,000
   Tier I risk-based            6.0          1,554,000      16.2           4,204,000
   Tier I leverage              5.0          2,163,000       9.7           4,204,000


Citizens has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained income includes income of approximately $1,349,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained income is used for any purpose other than to absorb loan losses, federal income taxes may be imposed at the then applicable rates.

10. Employee Benefits

Substantially all full-time employees are covered by a defined benefit pension plan administered by the Financial Institutions Retirement Fund (FIRF), a multi-employer, industry sponsored plan. Plan information is not available for the Bank as an individual entity within the multi-employer group. Pension expense consisting primarily of plan administration costs amounted to approximately $20,556, $1,300, and $16,400 in 1997, 1996, and 1995,
respectively.

In addition to the above plan, the Bank sponsors a supplemental non-qualified pension plan that provides certain officers with defined pension benefits in excess of those provided in the qualified plan. To fund the plan, the Bank purchased single premium life insurance contracts on the participating employees. The carrying value of this investment, representing the cash surrender value of the policies, was $1,076,000 and $1,035,000 at June 30, 1997 and 1996, respectively. During the years ended June 30, 1997, 1996, and 1995, $74,300, $69,000, and $47,400, respectively, were charged to expense under this plan.

11. Fair Value of Financial Instruments

Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

11.  Fair Value of Financial Instruments
     (continued)

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Cash and interest bearing deposits: The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets' fair values.

     Investment securities available for sale: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Stock in Federal Home Loan Bank of Indianapolis: The amount of stock held in the Federal Home Loan Bank is determined by regulation and is stated at cost which approximates market.

     Loans receivable: For variable-rate loans that reprice frequently, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Deposit liabilities: The fair values disclosed for demand deposits, including interest-bearing and noninterest-bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Federal Home Loan Bank advances: The carrying amounts approximate their fair values.

The estimated fair values of the Bank's financial instruments at June 30, 1997 are as follows:

                                        Carrying              Fair
                                         Amount               Value
                                         ------               -----
Assets:
   Cash on hand and
     in other institutions            $   861,360          $   861,360
Interest bearing
     deposits                           3,263,687            3,263,687
Investment securities
     available for sale                   160,995              160,995
Stock in Federal Home
     Loan Bank of
     Indianapolis                         331,600              331,600
Loans receivable                       38,435,416           37,400,000

Liabilities:
   Deposits                            36,355,213           36,380,000
Federal Home
     Loan Bank advances                 4,000,000            4,000,000

12. Plan of Conversion

On April 9, 1997, the Board of Directors adopted a Plan of Conversion ("Plan"), whereby the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered capital stock savings bank. The Plan is subject to approval by the regulatory authorities and members at a special meeting. Pursuant to the Plan, non-transferable subscription rights to purchase shares of stock of the savings Bank will be offered first to eligible account holders of the Bank, then to an ESOP to be formed, then to supplemental eligible account holders of the Bank, and then to the extent that stock is available, to certain other members as of a specified date, and then to members of the general public with preference given to residents of Clinton County. The capital stock will be offered at $10.00 per share. The exact number of shares to be offered will be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. At least the minimum number of shares offered in the conversion must be sold.

The plan provides that when the conversion is completed, a "liquidation account" will be established in an amount equal to the regulatory capital of the Bank as of the latest practicable date prior to consummation of the conversion. The liquidation account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors ("eligible account holders") who continue to maintain deposits in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, eligible account holders would receive from the liquidation account, a liquidation distribution based on their proportionate share of the total remaining qualifying deposits.

The Bank may pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned liquidation account and if such dividends are otherwise permitted under applicable regulations. In general regulations permit dividends within guidelines based on current levels of net income and capital.

The OTS also has authority to prohibit an institution from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the institution.

Costs of the conversion will be deducted from the proceeds of sale of common stock and recorded as a reduction of common stock. If the conversion is not completed, such costs will be charged to expense. Conversion costs of $92,000 have been incurred as of June 30, 1997.

                               BOARD OF DIRECTORS

         Fred W. Carter                                 Robert F. Ayres
         Chairman of the Board                          Retired Educator
         President and Chief Executive Officer
         Citizens Savings Bank of Frankfort

         Perry W. Lewis                                 John J. Miller
         Former Chairman, Lewis Ford                    President, Goodwin
         Sales, Inc. (Retired)                          Funeral Homes, Inc.

         Billy J. Wray
         Co-Owner, Premium Auto
         Center, Inc.


                          OFFICERS OF CITIZENS BANCORP

         Fred W. Carter                 Cindy S. Chambers      Stephen D. Davis
         Chairman of the Board          Secretary              Treasurer
         President and
         Chief Executive Officer






                 OFFICERS OF CITIZENS SAVINGS BANK OF FRANKFORT

         Fred W. Carter                             Cindy S. Chambers
         President and                              Secretary, Customer
         Chief Executive Officer                    Service Manager


         Stephen D. Davis                           Ralph C. Peterson, II
         Controller                                 Senior Loan Officer

                             DIRECTORS AND OFFICERS

         Fred W. Carter, (age 65) has served as a director of the Holding Company since its formation and of the Bank since 1972. Mr. Carter has also served as President and Chief Executive Officer of the Bank and CLSC since 1972, and has been an employee of the Bank since 1966. Mr. Carter is the father of Cindy S. Chambers, the Bank's Secretary and Customer Service Manager.

         Robert F.  Ayres  (age 72) has  served  as a  director  of the  Holding
Company since its formation and of the Bank since 1979. Mr. Ayres served as Superintendent of Community Schools of Frankfort from 1965 until his retirement in 1989. He previously served as a high school principal, teacher and coach at Frankfort Senior High School, in Frankfort.

         Cindy S. Chambers, (age 43) has served as the Bank's Corporate Secretary since 1988 and Customer Service Manager since 1982.

         Stephen D. Davis  (age 41) has  served as the Bank's  Controller  since
1989.

         Perry W. Lewis (age 76) has served as a director of the Holding Company since its formation and of the Bank since 1975. Mr. Lewis served as the Chairman of Lewis Ford Sales, Inc. in Frankfort from 1984 until his retirement in 1997.

         John J. Miller (age 58) has served as a director of the Holding Company since its formation and of the Bank since 1995. Mr. Miller has served as President of Goodwin Funeral Home, Inc. in Frankfort since 1979.

         Ralph C. Peterson, II (age 48) has served as the Bank's Senior Loan Officer since 1989.

         Billy J. Wray (age 65) has served as a director of the Holding Company since its formation and of the Bank since 1992. Mr. Wray is part owner of Premium Auto Center, Inc., a used car dealership located in Lebanon, Indiana. He also owns interests in various real estate developments around Frankfort.

                             SHAREHOLDER INFORMATION

MARKET INFORMATION

         The Bank converted from a federal mutual savings bank to a federal stock savings bank effective September 18, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is quoted on the OTC "Electronic Bulletin Board" under the symbol "CIBC." As of December 31, 1997, there were approximately 351 record holders of the Holding Company's Common Stock including shares held in broker accounts.

         Any  dividends  paid  by  the  Holding   Company  will  be  subject  to
determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Bank to the Holding Company; and, general business practices.

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Bank. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

         In addition to the foregoing, the portion of the Bank's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.

                            Stock Price      Dividends
Month Ended               High       Low     Per Share
-----------               ----       ---     ---------
September 30, 1997       14 1/4    13  7/8     $ ---
October 31, 1997         15 1/2    14  1/4     $ ---
November 30, 1997        15        14  5/16    $ ---
December 31, 1997        15 1/8    14  1/2     $ ---

TRANSFER AGENT AND REGISTRAR
The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

GENERAL COUNSEL
Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

INDEPENDENT AUDITORS
Ernst & Young
One Indiana Square, Suite 3400
Indianapolis, Indiana  46204



SHAREHOLDERS AND GENERAL INQUIRIES

     The Company filed an Annual Report on Form 10-K for its fiscal year ended June 30, 1997 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Fred W. Carter
     President and Chief Executive Officer
     Citizens Bancorp
     60 South Main Street
     Frankfort, Indiana 46041